EXHIBIT 12

JOHNSON & JOHNSON AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollars in Millions)

	Fiscal Year Ended
	January 2,	January 3,	December 28,	December 30,	December 31,
	2011	2010	2008	2007	2006

Determination of Earnings:
Earnings Before Provision for Taxes on Income	$16,947	$15,755	$16,929	$13,283	$14,587
Fixed Charges, less Capitalized Interest	555	558	538	397	158

Total Earnings as Defined	$17,502	$16,313	$17,467	$13,680	$14,745

Fixed Charges:
Estimated Interest Portion of Rent Expense	100	107	103	101	95
Interest Expense before Capitalization of Interest	528	552	583	426	181

Total Fixed Charges	$628	$659	$686	$527	$276

Ratio of Earnings to Fixed Charges	27.87	24.75	25.46	25.96	53.42

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.